Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements included elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth elsewhere in this report.

Overview

Our vision is to provide commuters with safer, smarter, affordable and high-quality electric mobility and robotic products, empower communities by enabling people to thrive in the green mobility revolution. Our mission is to drive innovation and become a market leader in our industry by leveraging our design and intelligent technology to advance green mobility. We are dedicated to sustainability, committing to eco-friendly practices and supporting global climate initiatives and promoting the prosperous development of the green economy.

LOBO EV is an electric mobility products manufacturer. Its products include e-bicycles, electric motorcycles, e-tricycles, electric off-road four-wheeled shuttles such as golf carts and elderly scooters, solar-powered vehicles as well as smart products, like robotic lawn mower, etc. By leveraging cutting-edge technology and sustainable practices, LOBO aims to promote eco-friendly transportation options that reduce carbon footprints and enhance energy efficiency.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to increase our sales volume globally;

●	our ability to enhance our operational efficiency; and

●	our ability to develop new models of electric vehicles.

Results of Operations

Six Months ended June 30, 2025 and 2024

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the six months ended June 30, 2025 and 2024, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	Six Months Ended
	June 30,
	2025	2024
Revenues	$12,091,762	$12,132,668
Cost of revenues	10,149,305	10,768,717
Gross Profit	1,942,457	1,363,951

Operating expenses
Selling and marketing expenses	338,080	329,471
General and administrative expenses	1,701,458	878,547
Research and development expenses	1,053,921	245,642
Total operating expenses	3,093,459	1,453,660

Operating (loss)/income	(1,151,002)	(89,709)

Other expenses (income)
Interest expense	1,437,601	(19,964)
Gain on disposal of subsidiaries	(50,545)	-
Other income	(86,714)	(45,537)
Total other income, net	1,300,342	(65,501)

(loss)/Income before income tax expense	(2,451,344)	(24,208)
Income tax expense	170,825	289,039
Net (loss)/Income	(2,622,169)	(313,247)

Net (loss)/Income	(2,622,169)	(313,247)
Less: Net (loss)/income attributable to non-controlling interest	-	10,729
Net (loss)/income attributable to LOBO EV Technologies LTD	(2,622,169)	(302,518)

Segment Information

On December 11, 2024, the Company completed the disposal of Guangzhou LOBO, which was its software royalties and development and design services segment. The Company has determined that it operates in one operating segment: electric vehicles and accessories sales segment.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues and expenses are derived from within the PRC, no geographical segments are presented.

The following tables present the summary of each reportable segment’s revenue and income, which are considered as segment operating performance measures, for the six months ended June 30, 2025 and 2024:

	For the Period Ended June 30, 2025
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	$18,856,305	$-	$18,856,305
Non-current assets	2,424,866	-	2,424,866
Revenues	12,091,762	-	12,091,762
Depreciation and amortization	364,331	0.00	364,331
Segment income before tax	(2,451,344)	$-	(2,451,344)
Segment gross profit margin	16%	0%	16%
Net loss	(2,622,169)	$-	(2,622,169)

	Six Months Ended June 30, 2024
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	$20,164,937	$188,900	$20,353,837
Non-current assets	2,757,808	1,347,801	4,105,609
Revenues	12,076,334	56,334	12,132,668
Depreciation and amortization	89,791	413,978	503,769
Segment income (loss) before tax	452,479	(476,687)	(24,208)
Segment gross profit margin	14%	-600%	11%
Net income (loss)	$163,440	(476,687)	(313,247)

Depreciation and amortization

The decrease of depreciation and amortization was primarily due to the sale of Guangzhou Lobo and its amortization expense.

Segment income before tax

The income before tax in the vehicles and accessories sales segment decreased by $2,903,823 to loss before tax of $2,451,344 for the six months ended June 30, 2025, from income before tax of $452,479 for the six months ended June 30, 2024.

Components of Results of Operations

Revenues

Our total revenues for the six months ended June 30, 2025 and 2024 were $12,091,762 and $12,132,668, respectively. The revenues of the electric vehicles and accessories sales increased by $15,428 to $12,091,762 for the six months ended June 30, 2025, from $12,076,334 for the six months ended June 30, 2024.

A detailed breakdown of sales revenues and units sold in the electric vehicles and accessories sales segment for the six months ended June 30, 2025 and 2024 is set forth below:

	As of		Variance
Electric vehicles and accessories sales revenues	June 30,2025	June 30,2024	Amount	%
Two-wheeled E-bicycles	$6,659,086	$5,937,223	$721,863	12.16%
Two-wheeled E-Mopeds	36,778	93,775	(56,997)	(60.78)%
Three-wheeled Electric Vehicles	3,083,449	2,406,992	676,457	28.10%
Three-wheeled Solar Electric Vehicles	-	7,690	(7,690)	100.00%
Four-Wheeled Solar Electric off-highway Shuttles	351,579	1,095	350,484	100.00%
Four-Wheeled Electric off-highway Shuttles	-	238,573	(238,573)	(100.00)%
Batteries	1,732,497	2,579,825	(847,328)	(32.84)%
Parts and Accessories	228,373	811,161	(582,788)	(71.85)%
Total	$12,091,762	$12,076,334	$15,428	0.13%

	As of		Variance
Electric vehicles and accessories units sold	June 30,2025	June 30,2024	Amount	%
Two-wheeled E-bicycles	27,007	25,147	1,860	7.40%
Two-wheeled E-Mopeds	106	554	(448)	(80.87)%
Three-wheeled Electric Vehicles	8,847	7,765	1,082	13.93%
Three-wheeled Solar Electric Vehicles	-	15	(15)	100.00%
Four-Wheeled Solar Electric off-highway Shuttles	617	1	616	100.00%
Four-Wheeled Electric off-highway Shuttles	-	322	(322)	(100.00)%
Batteries	4,302	4,707	(405)	(8.60)%
Parts and Accessories	32,386	119,335	(86,949)	(72.86)%
Total	73,265	157,846	(84,581)	(53.58)%

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of raw materials, battery packs, depreciation, maintenance, and other overhead expenses. Our cost of revenues decreased by $619,412, or 6%, to $10,149,305 for the six months ended June 30, 2025 from $10,768,717 for the six months ended June 30, 2024.

Gross profit

Gross profits for the six months ended June 30, 2025 and 2024 were $1,942,457 and $1,363,951, representing 16% and 11% of revenues, respectively.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salaries and benefits, office expense, and freight expense. Our selling and marketing expenses were $338,080 and $329,471 for the six months ended June 30, 2025 and 2024, respectively. The selling and marketing expenses increased primarily due to higer salary expenses were incurred.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and welfare expenses, rent expenses, and depreciation. Our general and administrative expenses were $1,701,458 and $878,547 for the six months ended June 30, 2025 and 2024, the increase is primarily due to the increase in professional fees in the six months ended June 30, 2024.

Research and development expenses

Research and development expenses are related to certain software research and development for internal use. Research and development expenses primarily consist of employee salaries and benefit costs. Research and development expenses were $1,053,921 and $245,642 for the six months ended June 30, 2025 and 2024, respectively, the increase is primarily due to the Company’s significant effort in developing innovative and intellegent technology.

Income tax expense

The PRC enterprise income tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. Income tax expenses amounted to $170,825 and $289,039 for the six months ended June 30, 2025 and 2024, respectively. The change resulted from the change in our subsidiaries’ taxable income .

Net income

As a result of the foregoing, our net loss for the six months ended June 30, 2025 and 2024, were $2,622,169 and $313,247, respectively. Increase is also due to the debt discount of $1,421,069 was amortized into interest expense upon convertible debt and accrued interest converted into Common stock.

Liquidity and Capital Resources

As of June 30, 2025, we had cash and cash equivalents of $1,424,211, and a total working capital of $6,773,047.

We believe that we will generate sufficient cash flows to fund our operations and to meet our obligations on a timely basis for the next 12 months assuming the successful implementation of our business plans.

To utilize the proceeds from the IPO, we may make additional loans or capital contributions to our PRC subsidiaries. PRC laws and regulations allow an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the filing or approval of government authorities and limits on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to fund their capital expenditures or working capital. For an increase of registered capital, our PRC subsidiaries need to file such change of registered capital with the State Administration for Market Regulation (the “SAMR”) or its local counterparts through the enterprise registration system and the national enterprise credit information publicity system, and the SAMR or its local counterparts will then submit such information to the China’s Ministry of Commerce or its local counterparts. If the holding company provides funding to our PRC subsidiaries through loans, (a) in the event that the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration and other relevant rules applies, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches, or (b) in the event that the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, applies, the balance of such loans will be subject to the risk-weighted approach and the net asset limits and we will need to file the loans with the SAFE in its information system pursuant to applicable requirements and guidelines issued by the SAFE or its local branches.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2025	2024
Net cash used in operating activities	$(1,213,756)	$(1,112,695)
Net cash provided by (used in) investing activities	131,720	(765,377)
Net cash provided by financing activities	611,698	2,516,551
Effect of exchange rate changes	4,959	6,367
Net decrease/increase in cash and cash equivalents	$(465,379)	$644,846

Operating Activities

Net cash used in operating activities was $1,213,756 for the six months ended June 30, 2025, primarily derived from (a) an increase of inventories of $1,726,797, and (b) an decrease of advance from customers of $1,212,522 , (c) an increase of accounts receivable of $952,628, offset by (a) an increase in Common stock issued for services of $354,950, (b) an increase of amortization of debt discount upon debt conversion of $1,421,069, and (c) a decrease of prepaid expenses of $3,358,866. in prepaid expenses was primarily due to the prepayment to vendors.

Net cash used in operating activities was $1,112,695 for the six months ended June 30, 2024, primarily derived from (a) an increase of inventories of $3,304,383; (b) an increase of prepaid expenses of $679,115, offset by (a) an increase of advance from customers of $1,114,290, and (b) an increase of VAT payable of $1,009,699. The increase in VAT payable was primarily due to the increase of revenues. The increase in prepaid expenses was primarily due to the prepayment to vendors.

Investing Activities

For the six months ended June 30, 2025, net cash provided by investing activities was $131,720, which was primarily due to proceeds received from sale of Beijing LOBO of $206,822.

For the six months ended June 30, 2024 , net cash used in investing activities was $765,377, which was primarily due to purchase of intangible assets of $503,617, interest-free loan to related parties of $7,123,895, offset by interest-free loans repaid by related parties of $7,102,415.

Financing Activities

For the six months ended June 30, 2025, net cash provided by financing activities was $611,698, primarily from the proceeds of bank load of $1,481,385.

For the six months ended June 30, 2024 , net cash provided by financing activities was $2,516,551, primarily due to $2,696,327 net proceeds from IPO.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

Commitments and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity.

Operating Lease

Our operating lease contractual obligations as of June 30, 2025 were as follows:

The periods ending June 30,
2025	$778,706
2026	359,090
2027	161,932
2028	97,334
Total minimum lease payments	1,397,062
Less: present value discount	(52,224)
Present value of minimum lease payments	$1,344,838

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.